Exhibit 99.2

FRONTEO Issues Notice Regarding Grant of Stock Options

FRONTEO, Inc. (Nasdaq: FTEO) (TSE:2158) (“FRONTEO” or “the Company”), a leading provider of international litigation support and big-data analysis services, announced today that its Board of Directors held a meeting on November 29, 2019 and resolved the allotment of subscription rights to shares (the 25th “Share Options”), in accordance with “Issuance of Subscription Rights to Shares as Stock Options” resolved at its 16th Ordinary General Meeting of Shareholders held on June 29, 2019. The details are as follows:

1.                  Issuance date of the Share Options            November 29, 2019

2.                   Number of the Share Options to be issued      1,780 (the number of shares per one (1) Share Option is 100)

3.                  Issue price of the Share Options               No consideration shall be paid.

4.                  Class and number of shares covered by the Share Options

178,000 common shares of the Company

5.                  Amount payable in exercising the Share Options

JPY 382 per one (1) share

6.                  Amount that is transferred into paid-in capital from the issue price of shares, in case of issuance of shares upon exercise of the Share Options

JPY 191 per one (1) share

7.                  Period during which the Share Options can be exercised

November 30, 2022 — November 29, 2025

8.                  Persons entitled to the allotment of the Share Options and number of allotment

(1) Four (4) Directors of the Company	450
(2) Three (4) Corporate Officers (Shikko Yakuin) of the Company	200
(3) Fifty one (51) employees of the Company	840
(4) Twenty (20) employees of the Company’s subsidiaries	190
(5) One (1) Company collaborator	100

The purpose of allocating the Share Options to the Company collaborator is to create a better relationship and improve our business. The Company has submitted a certification to the TSE that the company collaborator has no relationship with any antisocial forces.

Additional Notes:

(1)	Date of the Board of Directors’ resolution to submit a proposal for approval at the Ordinary General Meeting of Shareholders	June 13, 2019

(2)	Date of resolution at the Ordinary General Meeting of Shareholders	June 29, 2019